Exhibit 99.3

Fusionsvertrag
Merger Agreement

vom 9. Februar 2018
dated as of 9 February 2018

zwischen
by and between

Auris Medical Holding AG	(die Übertragende Gesellschaft)
Bahnhofstrasse 21, 6300 Zug	(the Transferring Company)

und
and

Auris Medical NewCo Holding AG	(die Übernehmende Gesellschaft)
Bahnhofstrasse 21, 6300 Zug	(the Surviving Company)

(die Übertragende Gesellschaft und die Übernehmende Gesellschaft je eine Partei, und zusammen die Parteien)
(the Transferring Company and the Surviving Company each a Party, and together the Parties)

betreffend
regarding

Fusion
Merger

Fusionsvertrag Merger Agreement

Inhaltsverzeichnis
Table of Contents

1.	Zusammenschluss Combination		6
2.	Durchführung des Zusammenschlusses Implementation of Combination		7
	2.1.	Fusion Merger	7
	2.2.	Statuten und Firma Articles of Association and Company Name	9
	2.3.	Verwaltungsrat Board of Directors	9
3.	Umtauschverhältnis Exchange Ratio		10
4.	Berechtigung am Bilanzgewinn Eligibility regarding Balance Sheet Profit		11
5.	Besondere Vorteile Special Advantages		11
6.	Keine Sonderrechte, Anteile ohne Stimmrecht, Genussscheine No Special Rights, Equity Interests without Voting Rights, Profit-Sharing Certificates		12
7.	Keine Gesellschafter mit Unbeschränkter Haftung No Shareholders or Quotaholders with Unlimited Liability		12
8.	Keine Abfindung No Cash Compensation		12
9.	Bedingungen für den Vollzug der Fusion Conditions for Consummation of the Merger		12
	9.1.	Verwaltungsrat der Übernehmenden Gesellschaft Board of Directors of Surviving Company	12
	9.2.	Verwaltungsrat der Übertragenden Gesellschaft Board of Directors of Transferring Company	13
	9.3.	Generalversammlung der Übertragenden Gesellschaft Shareholders' Meeting of the Transferring Company	13
	9.4.	Generalversammlung der Übernehmenden Gesellschaft Shareholders' Meeting of the Surviving Company	16
10.	Durchführung der Fusion Implementation of Merger		17
	10.1.	Technische Abwicklung der Aktienzuteilung Technical Execution of Transfer of Share Consideration	17
	10.2.	Ausrichtung der Aktienzuteilung Settlement of the Share Consideration	17
	10.3.	Eintragung ins Aktienbuch Registration in Share Register	18

Fusionsvertrag Merger Agreement

	10.4.	Anmeldung an Handelsregisteramt Filing with Commercial Register	18
11.	Verschiedenes Further Provisions		19
	11.1.	Keine Abtretung No Assignment	19
	11.2.	Änderungen und Verzicht Amendments and Waiver	19
	11.3.	Kosten und Steuern Costs and Taxes	20
	11.4.	Teilungültigkeit Severability	20
	11.5.	Beendigung Termination	21
	11.6.	Anhänge Annexes	21
	11.7.	Anwendbares Recht und Gerichtsstandsklausel Applicable Law and Jurisdiction	22
12.	Gültigkeit und Inkrafttreten des Fusionsvertrages Validity and Effectiveness of Merger Agreement		22
13.	Vollzug / Vorbehalt Eintragung Consummation / Qualification for Filing		22
14.	Sprache Language		23

Fusionsvertrag Merger Agreement

Anhangverzeichnis
Table of Annexes

Anhang 2.1   Geprüfte Fusionsbilanz der Übertragenden Gesellschaft per 30. September 2017
Annex 2.1     Audited Merger balance sheet of the Transferring Company as of 30 September 2017

Fusionsvertrag Merger Agreement

Präambel
Preamble

A.	Die Übertragende Gesellschaft ist eine Aktiengesellschaft nach schweizerischem Recht gemäss den Art. 620 ff. des Schweizerischen Obligationenrechts (OR), mit Sitz in Zug (Firmennummer CHE-108.297.413). Das Aktienkapital der Übertragenden Gesellschaft beträgt aktuell CHF 24‘469‘555.60, eingeteilt in 61'173‘889 voll liberierte Namenaktien mit einem Nennwert von je CHF 0.40 (je eine Auris Aktie und zusammen die Auris Aktien).

The Transferring Company is a stock corporation under Swiss law in accordance with article 620 et seq. of the Swiss Code of Obligations (CO), with registered seat in Zug (identification no. CHE-108.297.413). The share capital of the Transferring Company is currently CHF 24,469,555.60, divided into 61,173,889 fully paid-in registered shares with a nominal value of CHF 0.40 each (each an Auris Share and together the Auris Shares).

B.	Die Übernehmende Gesellschaft ist eine Aktiengesellschaft nach schweizerischem Recht gemäss den Art. 620 ff. OR, mit Sitz in Zug (Firmennummer CHE-474.294.374). Das Aktienkapital der Übernehmenden Gesellschaft beträgt aktuell CHF 122'347.76, eingeteilt in 6‘117‘388 voll liberierte Namenaktien mit einem Nennwert von je CHF 0.02 (je eine Neue Auris Aktie und zusammen die Neuen Auris Aktien).

The Surviving Company is a stock corporation under Swiss law in accordance with article 620 et seq. CO, with registered seat in Zug (identification no. CHE- 474.294.374). The share capital of the Surviving Company is CHF 122,347.76, divided into 6,117,388 fully paid-in registered shares with a nominal value of CHF 0.02 each (each a New Auris Share and together the New Auris Shares).

C.	Die Auris Aktien sind am Nasdaq Capital Market (Nasdaq) unter dem Ticker Symbol EARS kotiert. Unmittelbar nach Vollzug dieses Fusionsvertrages (der Fusionsvertrag) werden die Neuen Auris Aktien an der Nasdaq kotiert und entsprechend den anwendbaren Nasdaq Kotierungsreglementen gehandelt werden.

The Auris Shares are listed on the Nasdaq Capital Market (Nasdaq) under ticker symbol EARS. Immediately following consummation of this merger agreement (the Merger Agreement), the New Auris Shares will be listed and traded on Nasdaq in accordance with the applicable Nasdaq listing rules.

Fusionsvertrag Merger Agreement

D.	Alle Aktien der Übernehmenden Gesellschaft werden derzeit von der Übertragenden Gesellschaft gehalten.

All shares in the Surviving Company are currently held by the Transferring Company.

E.	Die Übernehmende Gesellschaft und die Übertragende Gesellschaft beabsichtigen, ihre beiden Gesellschaften gemäss den Bestimmungen des vorliegenden Fusionsvertrages zu fusionieren.

The Surviving Company and the Transferring Company intend to merge their companies according to the terms and conditions set forth in this Merger Agreement.

F.	Weder die Übertragende Gesellschaft noch die Übernehmende Gesellschaft verfügen über Mitarbeiter, sodass eine Mitarbeiterinformation und/oder -konsultation i.S.v. Art. 28 FusG i.V.m. Art. 333a OR entfällt.

Neither the Transferring Company nor the Surviving Company has any employees, as a consequence of which there is no need for information and/or consultation of employees pursuant to article 28 Merger Act in connection with article 333a CO.

Gestützt hierauf vereinbaren die Parteien was folgt:

Now, therefore, the Parties agree as follows:

1.	Zusammenschluss Combination

Die Übernehmende Gesellschaft und die Übertragende Gesellschaft vereinbaren hiermit, sich gemäss den Bestimmungen dieses Fusionsvertrages im Sinne von Art. 3 Abs. 1 lit. a i.V.m. Art. 4 Abs. 1 lit. a FusG zusammenzuschliessen.

The Surviving Company and the Transferring Company herewith agree to merge according to article 3 (1) (a) in connection with article 4 (1) (a) Merger Act in accordance with this Merger Agreement.

Fusionsvertrag Merger Agreement

2.	Durchführung des Zusammenschlusses Implementation of Combination

2.1.	Fusion Merger

Die Parteien vereinbaren hiermit, dass die Übernehmende Gesellschaft und die Übertragende Gesellschaft im Sinne von Art. 3 Abs. 1 lit. a in Verbindung mit Art. 4 Abs. 1 lit. a FusG nach Massgabe dieses Fusionsvertrages fusionieren werden (Absorptionsfusion zwischen zwei Aktiengesellschaften) (die Fusion) und damit alle Aktiven und Verbindlichkeiten der Übertragenden Gesellschaft gemäss den Bestimmungen dieses Fusionsvertrages und dem FusG auf die Übernehmende Gesellschaft übergehen. Mit dem Übergang aller Aktiven und Verbindlichkeiten auf die Übernehmende Gesellschaft und der Rechtswirksamkeit der Fusion wird die Übertragende Gesellschaft ohne Liquidation aufgelöst und im Handelsregister gelöscht.

The Parties herewith agree that the Surviving Company and the Transferring Company shall merge according to article 3 (1) (a) in connection with article 4 (1) (a) Merger Act in accordance with the terms set forth in this Merger Agreement (merger by absorption between two stock corporations) (the Merger) such that all of the assets and liabilities (debt) of the Transferring Company will be transferred to the Surviving Company in accordance with this Merger Agreement and the Merger Act. Upon the merger of the assets and the liabilities (debt) into the Surviving Company and effectiveness of the Merger, the Transferring Company shall be dissolved without liquidation and deleted from the Commercial Register.

Sämtliche Aktiven und Verbindlichkeiten der Übertragenden Gesellschaft werden mit der Rechtswirksamkeit der Fusion, d.h. mit der Eintragung der Fusion in das Handelsregister, kraft Universalsukzession (von Gesetzes wegen) Aktiven und Verbindlichkeiten der Übernehmenden Gesellschaft. Per 30. September 2017, dem Stichdatum der als Anhang 2.1 beigefügten geprüften Fusionsbilanz (geprüfte handelsrechtliche Zwischenbilanz) der Übertragenden Gesellschaft, belaufen sich die Aktiven der Übertragenden Gesellschaft auf CHF 109‘120‘542 und die Verbindlichkeiten (Schulden) auf CHF 12‘862‘063, was einem Aktivenüberschuss von CHF 96‘258‘479 entspricht. Sämtliche bis zur Rechtswirksamkeit der Fusion (d.h. Eintragung der Fusion im Handelsregister) von der Übertragenden Gesellschaft vorgenommenen Handlungen gelten als für Rechnung der Übertragenden Gesellschaft vorgenommen.

Fusionsvertrag Merger Agreement

All assets and liabilities (debt) of the Transferring Company shall, by operation of law (universal succession), become the assets and liabilities (debt) of the Surviving Company as of the effectiveness of the Merger, i.e. upon registration of the Merger in the Commercial Register. As of 30 September 2017, the record date of the audited merger balance sheet set forth in Annex 2.1 (audited interim balance sheet), the assets of the Transferring Company amount to CHF 109,120,542 and the liabilities (debt) to CHF 12,862,063, corresponding to a surplus of assets of CHF 96,258,479. All actions taken by the Transferring Company until the Merger becoming effective (i.e. with effect as of the registration of the Merger in the commercial register) are deemed to have been taken for the account of the Transferring Company.

Die Übernehmende Gesellschaft wird mit Wirksamwerden der Fusion ein Aktienkapital von CHF 122‘347.76 aufweisen, eingeteilt in 6‘117‘388 Namenaktien mit einem Nennwert von je CHF 0.02. Es ist indes zu beachten, dass sich die in diesem Fusionsvertrag erwähnten Beträge/Zahlen betreffend das Aktienkapital, die Anzahl Aktien sowie der Nennwert der Aktien der Übernehmenden Gesellschaft nach Massgabe möglicher Erhöhungen des Aktienkapitals der Übertragenden Gesellschaft als Folge von ausgeübten, durch die Übertragende Gesellschaft ausgegebenen Optionen/Warrants ändern könnten bzw. entsprechend adjustiert werden.

The Surviving Company will, upon effectiveness of the Merger, have a share capital of CHF 122,347.76, divided into 6,117,388 registered shares with a nominal value of CHF 0.02 each. It should be noted, however, that the figures/numbers mentioned in this Merger Agreement relating to the share capital, the number of shares issued and the nominal value of the shares in the Surviving Company remain subject to changes/adjustments to reflect possible increases in the Transferring Company’s share capital as a result of any exercised options/warrants issued by the Transferring Company.

Die Parteien haben einen gemeinsamen Fusionsbericht erstellt und werden diesen, zusammen mit diesem Fusionsvertrag und den übrigen Dokumenten gemäss Art. 16 FusG, ihren Aktionären für mindestens 30 Tage vor der Beschlussfassung durch die Generalversammlung der Übertragenden Gesellschaft bzw. der Übernehmenden Gesellschaft zur Einsicht auflegen. Sie haben Treureva AG, in Zürich, gemeinsam mit der Prüfung des Fusionsvertrages und des Fusionsberichts gemäss Art. 15 FusG beauftragt.

The Parties have jointly prepared a merger report and will submit such report, together with this Merger Agreement and the other documents pursuant to

Fusionsvertrag Merger Agreement

article 16 Merger Act, for inspection by their shareholders during at least 30 days prior to the resolutions of the general meeting of the Transferring Company and of the Surviving Company, respectively. They have jointly mandated Treureva Ltd, in Zurich, to audit the Merger Agreement and the merger report according to article 15 Merger Act.

2.2.	Statuten und Firma Articles of Association and Company Name

Die Statuten der Übernehmenden Gesellschaft werden im Zusammenhang mit dem Vollzug dieses Fusionsvertrages wie folgt geändert:

In connection with the completion of the transaction contemplated in the Merger Agreement, the articles of association of the Surviving Company will be amended as follows:

1.	Die Firma der Übernehmenden Gesellschaft wird in „Auris Medical Holding AG (Auris Médical Holding SA) (Auris Medical Holding Ltd.)“ geändert und der Titel sowie Art. 1 der Statuten der Übernehmenden Gesellschaft entsprechend angepasst.

The Surviving Company will change its company name as a result of the Merger to “Auris Medical Holding AG (Auris Médical Holding SA) (Auris Medical Holding Ltd.)” and the title and article 1 of the articles of association of the Surviving Company will be amended accordingly.

Da die Aktionäre der Übertragenden Gesellschaft die anlässlich der Fusion von der Übernehmenden Gesellschaft erworbenen eigenen Aktien erhalten, muss die Übernehmende Gesellschaft keine ordentliche Kapitalerhöhung durchführen.

Since the shareholders of the Transferring Company receive own shares acquired by the Surviving Company in the course of the Merger, no ordinary increase of the share capital of the Surviving Company is required.

2.3.	Verwaltungsrat Board of Directors

Per Vollzug der Fusion soll sich der Verwaltungsrat der Übernehmenden Gesellschaft unverändert zusammensetzen.

Fusionsvertrag Merger Agreement

As per completion of the Merger, the composition of the board of directors of the Surviving Company shall remain unchanged.

3.	Umtauschverhältnis Exchange Ratio

Die Parteien vereinbaren hiermit, dass jedem Aktionär der Übertragenden Gesellschaft für jeweils 10 Auris Aktien mit einem Nennwert von je CHF 0.40 1 Neue Auris Aktie mit einem Nennwert von CHF 0.02 ausgegeben und zugeteilt wird, was einem Umtauschverhältnis von 10:1 entspricht (die Aktienzuteilung). Der Umtausch erfolgt am Tag der Rechtswirksamkeit der Fusion (d.h. am Tag der Eintragung im Handelsregister), voraussichtlich am 12. März 2018.

The Parties herewith agree that each shareholder of the Transferring Company shall be allocated 1 New Auris Share with a nominal value of CHF 0.02 issued for 10 Auris Shares with a nominal value of CHF 0.40 each, corresponding to an exchange ratio of 10:1 (the Share Consideration). The exchange shall be effective as of the effective date of the Merger (i.e. with effect as of the registration of the Merger in the commercial register), expected to occur on 12 March 2018.

Es werden im Rahmen des Umtausches nur ganze Neue Auris Aktien übertragen. Wenn Aktionäre der Übertragenden Gesellschaft aufgrund des Umtauschverhältnisses einen Anspruch auf einen Bruchteil einer Neuen Auris Aktie haben, erhalten sie eine ganze Neue Auris Aktie für diesen Bruchteil (der Spitzenausgleich).

The Share Consideration shall not include any fractions of New Auris Shares. If, based on the exchange ratio, shareholders of the Transferring Company are entitled to a fraction of a New Auris Share, they shall receive 1 New Auris Share for such fraction (the Compensation for Fractions).

Die Aktien, die im Zusammenhang mit dem Umtausch für die Zuteilung einer ganzen Anzahl von Neuen Auris Aktien an alle Aktionäre und für die Vermeidung einer Verteilung von Bruchteilen notwendig sind, werden den entsprechenden Aktionären aus dem von Thomas Meyer, CEO und Gründer der Übertragenden Gesellschaft, gehaltenen Anteil an Neuen Auris Aktien ohne Gegenleistung zur Verfügung gestellt werden.

Fusionsvertrag Merger Agreement

The number of shares required in connection with the exchange to enable the allocation of a full number of New Auris Shares, and to avoid allocation of fractions, will be transferred to respective shareholders from the New Auris Shares held by Thomas Meyer, CEO and founder of the Transferring Company, for no consideration.

Den Aktionären der Übertragenden Gesellschaft wird infolge der Fusion keine Ausgleichszahlung in bar gewährt.

The shareholders of the Transferring Company will not receive any cash compensation in connection with the Merger.

4.	Berechtigung am Bilanzgewinn Eligibility regarding Balance Sheet Profit

Die Aktionäre der Übertragenden Gesellschaft sind in Bezug auf die Neuen Auris Aktien, die sie im Zusammenhang mit der Fusion erhalten, ab dem Datum ihres Eintrags im Aktionärsregister der Übernehmenden Gesellschaft dividendenberechtigt. Weitere Besonderheiten betreffend die Dividendenberechtigung bestehen nicht (Art. 13 Abs. 1 lit.e FusG).

The shareholders of the Transferring Company shall be entitled to dividends in relation to the New Auris Shares from the date they are registered in the shareholders’ ledger of the Surviving Company. There are no further particularities regarding the eligibility for dividends (article 13 (1) (e) Merger Act).

5.	Besondere Vorteile Special Advantages

Als Folge der Fusion wird keinem Mitglied eines Leitungs- oder Verwaltungsorgans einer Partei ein besonderer Vorteil gewährt (Art. 13 Abs. 1 lit. h FusG).

As a consequence of the Merger, no member of the supreme administrative or management bodies and no managerial member of a Party was granted any special advantage (article 13 (1) (h) Merger Act).

Fusionsvertrag Merger Agreement

6.	Keine Sonderrechte, Anteile ohne Stimmrecht, Genussscheine No Special Rights, Equity Interests without Voting Rights, Profit-Sharing Certificates

Es sind im Rahmen der Fusion keine Rechte von Inhabern von Sonderrechten, von Anteilen ohne Stimmrecht oder von Genussscheinen zu beachten.

No rights of holders of special rights, no equity interests without voting rights and no profit-sharing certificates need to be taken into account in connection with the Merger.

7.	Keine Gesellschafter mit Unbeschränkter Haftung No Shareholders or Quotaholders with Unlimited Liability

Bei der Fusion sind keine Gesellschafter mit unbeschränkter Haftung beteiligt.

No shareholders or quotaholders with unlimited liability are involved in the Merger.

8.	Keine Abfindung No Cash Compensation

Im Rahmen dieser Fusion wird keine Abfindung gemäss Art. 8 FusG gewährt.

No cash compensation in the meaning of article 8 Merger Act shall be granted in connection with the Merger.

9.	Bedingungen für den Vollzug der Fusion Conditions for Consummation of the Merger

9.1.	Verwaltungsrat der Übernehmenden Gesellschaft Board of Directors of Surviving Company

Die für die Übernehmende Gesellschaft handelnden Personen bestätigen hiermit, dass die zustimmende Beschlussfassung des Verwaltungsrates der Übernehmenden Gesellschaft zu diesem Fusionsvertrag erfolgt ist.

Fusionsvertrag Merger Agreement

The individuals acting hereunder on behalf of the Surviving Company herewith confirm that the board of directors of the Surviving Company has approved this Merger Agreement.

9.2.	Verwaltungsrat der Übertragenden Gesellschaft Board of Directors of Transferring Company

Die für die Übertragende Gesellschaft handelnden Personen bestätigen hiermit, dass die zustimmende Beschlussfassung des Verwaltungsrates der Übertragenden Gesellschaft zu diesem Fusionsvertrag erfolgt ist.

The individuals acting hereunder on behalf of the Transferring Company herewith confirm that the board of directors of the Transferring Company has approved this Merger Agreement.

9.3.	Generalversammlung der Übertragenden Gesellschaft General meeting of the Transferring Company

Die Zustimmung der Generalversammlung der Übertragenden Gesellschaft zu diesem Fusionsvertrag ist eine Bedingung dieses Fusionsvertrages und der hierin vorgesehenen Transaktion. Unter Vorbehalt von Art. 17 Abs. 2 FusG wird der Verwaltungsrat der Übertragenden Gesellschaft der Generalversammlung der Übertragenden Gesellschaft diesen Fusionsvertrag mit Antrag auf Genehmigung zur Beschlussfassung vorlegen. Diese Generalversammlung wird voraussichtlich am 12. März 2018 stattfinden.

The approval of this Merger Agreement by the general meeting of the Transferring Company is a condition to this Merger Agreement and the transaction contemplated hereby. Subject to article 17 (2) Merger Act, the board of directors of the Transferring Company shall submit this Merger Agreement to the general meeting of the Transferring Company with motion to approve. The general meeting shall presumably be held on 12 March 2018.

Hinsichtlich der Bedingung gilt zudem Folgendes:

In connection with such condition, the following applies:

Gemäss Nasdaq Listing Rule 5550(a)(2) müssen die Aktien einer Emittentin ein Mindestangebotspreis von USD 1.00 pro Aktie erfüllen. Sollte die Emittentin

Fusionsvertrag Merger Agreement

dieses Erfordernis während einer bestimmten (verlängerbaren) Frist nicht einhalten, kann es zu einer Dekotierung der Aktien kommen. Bis zum 8. Februar 2018 konnte die Regelkonformität bei der Übertragenden Gesellschaft nicht wieder hergestellt werden. Um die Regelkonformität wieder herzustellen, muss der Schlusskurs der Aktien der Übertragenden Gesellschaft für eine Dauer von mindestens 10 aufeinanderfolgenden Handelstagen wenigstens USD 1.00 betragen. Die Fusion ist im Zusammenhang mit dieser Regelkonformität geplant. Sollte die Regelkonformität betreffend Mindestangebotsregel durch die Übertragende Gesellschaft vor der Generalversammlung der Übertragenden Gesellschaft nicht wieder hergestellt worden sein, erfolgt eine Abstimmung zum betreffenden Traktandum. Sollte der Schlusskurs der Aktien der Übertragenden Gesellschaft für eine Dauer von 10 aufeinanderfolgenden Handelstagen unmittelbar vor der Generalversammlung bei mindestens USD 2.00 liegen, gilt das betreffende Traktandum als widerrufen und es erfolgt diesfalls keine Abstimmung darüber. In allen anderen Fällen entscheidet der Verwaltungsrat der Übertragenden Gesellschaft, ob über das betreffende Traktandum abgestimmt wird. Sollte der Verwaltungsrat die Generalversammlung absagen, würde dies unmittelbar vor dem geplanten Datum der Generalversammlung der Übertragenden Gesellschaft mittels Pressemitteilung öffentlich bekanntgegeben. Die Fusion gilt seitens der Übertragenden Gesellschaft als genehmigt, falls deren Generalversammlung die Genehmigung dieses Fusionsvertrages mit dem erforderlichen Quorum gemäss Art. 18 Abs. 1 lit. a FusG beschliesst. Im Falle einer Zustimmung der Fusion durch die Generalversammlung der Übertragenden Gesellschaft gilt Folgendes: Sollte die Regelkonformität betreffend Mindestangebotsregel durch die Übertragende Gesellschaft bis zu einem vom Verwaltungsrat der Übertragenden Gesellschaft zu bestimmenden Zeitpunkt (der jedoch innerhalb von fünf Arbeitstagen nach Abschluss der Generalversammlung der Übertragende Gesellschaft liegen muss) nicht wiederhergestellt worden sein, wird die Fusion unmittelbar nach ihrer Zustimmung durch die Generalversammlung der Übernehmenden Gesellschaft vollzogen und im Handelsregister zur Eintragung angemeldet. Sollte der Schlusskurs der Aktien der Gesellschaft für eine Dauer von 10 aufeinanderfolgenden Handelstagen unmittelbar vor dem vom Verwaltungsrat der Übertragenden Gesellschaft zu bestimmenden Zeitpunkt (der jedoch innerhalb von fünf Arbeitstagen nach Abschluss der Generalversammlung der Übertragende Gesellschaft liegen muss) bei oder über USD 2.00 gelegen haben, wird die Fusion nicht vollzogen beziehungsweise die Generalversammlung der Übernehmenden Gesellschaft wird nicht über die Fusion abstimmen. In allen anderen Fällen entscheidet der Verwaltungsrat der Übertragenden Gesellschaft innerhalb von fünf Arbeitstagen nach Abschluss der Generalversammlung der Übertragenden Gesellschaft mittels Beschluss, ob die

Fusionsvertrag Merger Agreement

Fusion vollzogen wird. Soll die Fusion vollzogen werden, wird die Generalversammlung der Übernehmenden Gesellschaft über die Fusion abstimmen, und die Fusion wird im Handelsregister zu Eintragung angemeldet. Die jeweilige Entscheidung des Verwaltungsrats der Übertragenden Gesellschaft wird zeitnah nach der Generalversammlung der Übertragenden Gesellschaft mittels Pressemitteilung öffentlich bekanntgegeben.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of USD 1.00 per share. If the issuer fails to regain compliance within a certain (extendable) period of time, it may become subject to delisting. Through 8 February 2018, the Company has not regained compliance with such minimum bid price requirement. To regain compliance, the Transferring Company’s shares must have a closing bid price of at least USD 1.00 for a minimum of 10 consecutive trading days. The Merger is planned in light of the effort to regain compliance. A vote on the relevant Agenda Item will be conducted if the Transferring Company has not regained compliance with Nasdaq's minimum bid price requirement prior to the general meeting of the Transferring Company. If the closing price of the Transferring Company’s shares has been at least equal to USD 2.00 for a minimum of 10 consecutive trading days ending immediately prior to the general meeting, then the board of directors of the Transferring Company shall withdraw the relevant Agenda Item and ther shall be no vote. In all other cases, the board of directors of the Transferring Company will decide as to whether the general meeting shall vote on the Agenda Item. Any decision to cancel the general meeting by the board of directors will be publicly announced immediately prior to the scheduled date of the general meeting. The Merger shall be considered to have been approved by the Transferring Company, if the general meeting of the Transferring Company resolves to approve the Merger Agreement with the required quorum pursuant to article 18 (1) (a) Merger Act. In case of an approval by the general meeting of the Transferring Company, the following applies. If the Transferring Company has not regained compliance with Nasdaq's minimum bid price requirement immediately prior to a time yet to be determined by the board of directors of the Transferring Company (which shall be within five business days after the conclusion of the general meeting of the Transferring Company), then, following the approval of the Merger by the Surviving Company’s general meeting, the Merger shall be consummated and filed with the competent Commercial Register, respectively. If the closing price of the Transferring Company shares has been at or above USD 2.00 for a minimum of 10 consecutive trading days ending immediately prior to the time yet to be determined by the board of directors of the Transferring Company (which shall be within five business days after the conclusion of the general meeting of the Transferring Company), then

Fusionsvertrag Merger Agreement

the board of directors of the Transferring Company shall not consummate the Merger and, accordingly, the Surviving Company’s general meeting will not vote on the Merger. In all other cases, the board of directors shall resolve within five business days after the conclusion of the general meeting of the Transferring Company as to whether it will consummate the Merger. In case the Merger shall be pursued, the Surviving Company’s general meeting shall vote on the Merger, and the Merger shall be filed with the Commercial Register. The board of directors of the Transferring Company shall issue a press release in connection with its respective resolution in due course following the shareholders’ meeting of the Transferring Company.

9.4.	Generalversammlung der Übernehmenden Gesellschaft General meeting of the Surviving Company

Die Zustimmung der Generalversammlung der Übernehmenden Gesellschaft zu diesem Fusionsvertrag ist eine Bedingung dieses Fusionsvertrages und der hierin vorgesehenen Transaktion. Unter Vorbehalt von Art. 17 Abs. 2 FusG wird der Verwaltungsrat der Übernehmenden Gesellschaft der Generalversammlung der Übernehmenden Gesellschaft diesen Fusionsvertrag mit Antrag auf Genehmigung zur Beschlussfassung vorlegen. Diese Generalversammlung wird voraussichtlich am 12. März 2018 stattfinden. Betreffend Durchführung bzw. Nichtdurchführung der Generalversammlung der Übernehmenden Gesellschaft wird auf Artikel 9.3 verwiesen.

The approval of this Merger Agreement by the general meeting of the Surviving Company is a condition to this Merger Agreement and the transaction contemplated hereby. Subject to article 17 (2) Merger Act, the board of directors of the Surviving Company shall submit this Merger Agreement to the general meeting of the Surviving Company with motion to approve. This general meeting shall presumably be held on 12 March 2018. The general meeting of the Surviving Company may or may not take place, as further explained in Section 9.3.

Die Fusion gilt seitens der Übernehmenden Gesellschaft als genehmigt, falls deren Generalversammlung die Genehmigung dieses Fusionsvertrages mit dem erforderlichen Quorum gemäss Art. 18 Abs. 1 lit. a FusG beschliesst.

The Merger shall be considered to have been approved by the Surviving Company, if the general meeting of the Surviving Company resolves to approve

Fusionsvertrag Merger Agreement

the Merger Agreement with the required quorum pursuant to article 18 (1) (a) Merger Act.

10.	Durchführung der Fusion Implementation of Merger

10.1.	Technische Abwicklung der Aktienzuteilung Technical Execution of Transfer of Share Consideration

Die Aktienzuteilung und ein allfälliger Spitzenausgleich werden den Aktionären der Übertragenden Gesellschaft so rasch wie möglich nach dem Vollzug der Fusion ausgerichtet.

The Share Consideration and the Compensation for Fractions (if any) will be delivered to the shareholders of the Transferring Company as soon as practicable following the implementation of the Merger.

Die Parteien bezeichnen American Stock Transfer & Trust Company, LLC (AST) als Exchange Agent (der Exchange Agent) für die Abwicklung der Aktienzuteilung und des Spitzenausgleichs. Die Neuen Auris Aktien werden nach der Rechtswirksamkeit der Fusion voraussichtlich um den 13. März 2018 herum an der Nasdaq auf einer Fusions-/Zusammenlegung-adjustierte Basis gehandelt werden. Die neue CUSIP-Nummer für die Neuen Auris Aktien nach der Fusion wird vor dem ersten Handelstag öffentlich bekannt gemacht.

The Parties appoint American Stock Transfer & Trust Company, LLC (AST) as exchange agent (the Exchange Agent) for the execution of the Share Consideration and the Compensation for Fractions. Following the consummation of the Merger, the New Auris Shares will begin trading on the Nasdaq Capital Market on a split-adjusted basis on or around 13 March 2018. The new CUSIP number for the common stock following the Merger will be made publicly available in advance of the first trading day.

10.2.	Ausrichtung der Aktienzuteilung Settlement of the Share Consideration

Die Aktionäre der Übertragenden Gesellschaft werden ihre Neuen Auris Aktien in nicht zertifizierter Form als Bucheffekten erhalten, unabhängig davon, ob sie

Fusionsvertrag Merger Agreement

eingetragene Aktionäre oder Aktionäre sind, welche ihre Auris Aktien durch einen Finanzintermediär als Bucheffekten halten.

The shareholders of the Transferring Company, whether they are registered shareholders or shareholders who hold their Auris Shares via a financial intermediary in book-entry form, shall receive their New Auris Shares in uncertificated (book-entry) form.

10.3.	Eintragung ins Aktienbuch Registration in Share Register

Die Übernehmende Gesellschaft wird alle Aktionäre, welche Neue Auris Aktien gemäss Artikel 3 erhalten haben, ohne weiteres Gesuch als Aktionär mit Stimmrecht im Aktienbuch der Übernehmenden Gesellschaft eintragen. Wirtschaftlich Berechtigte an Auris Aktien, die in nicht zertifizierter Form im Namen von Cede & Co. als Nominee der Depository Trust Company gehalten werden, werden als Folge der Fusion wirtschaftliche Ansprüche an Neuen Auris Aktien erhalten, die in nicht zertifizierter Form im Namen von Cede & Co. als Nominee der Depository Trust Company gehalten werden. Diesbezüglich besteht kein Handlungsbedarf auf Seiten der Aktionäre der Übertragenden Gesellschaft, welche die Aktienzuteilung und allenfalls den Spitzenausgleich erhalten werden.

The Surviving Company shall register all shareholders who have been granted New Auris Shares based on section 3 without further request with all registered shares as shareholder with voting rights in the share register of the Surviving Company. Beneficial holders of Auris Shares held in uncertificated form in the name of Cede & Co, nominee for the Depository Trust Company, will, as a result of the Merger, hold beneficial interests in New Auris Shares held in uncertificated form in the name of Cede & Co as nominee for the Depository Trust Company. No action on the part of the shareholders of the Transferring Company who will receive the Share Consideration and the Compensation for Fractions, if any, is required in this regard.

10.4.	Anmeldung an Handelsregisteramt Filing with Commercial Register

Die Übernehmende Gesellschaft und die Übertragende Gesellschaft werden die Fusion nach erfolgter Zustimmung zum Fusionsvertrag durch die jeweilige

Fusionsvertrag Merger Agreement

Generalversammlung bzw. Durchführung der Fusion durch Einreichung dieses Fusionsvertrages und der Fusionsbeschlüsse sowie der weiteren erforderlichen Dokumente beim zuständigen Handelsregisteramt zur Eintragung anmelden. Vgl. zudem Artikel 9.3.

The Surviving Company and the Transferring Company will file the Merger Agreement and the merger resolutions as well as the other required documents for registration of the Merger with the competent Commercial Register upon approval of the Merger Agreement by both general meetings and the consummation of the Merger, respectively. See also Section 9.3.

11.	Verschiedenes Further Provisions

11.1.	Keine Abtretung No Assignment

Einer Partei ist es ohne vorgängige schriftliche Zustimmung der jeweils anderen Parteien untersagt, diesen Fusionsvertrag oder Rechte oder Pflichten aus diesem Fusionsvertrag ganz oder teilweise an Dritte abzutreten oder auf Dritte zu übertragen. Jegliche (versuchte) Abtretung oder Übertragung in Verletzung dieses Artikels 11.1 gilt als nichtig.

Neither Party shall assign or transfer this Merger Agreement or any of its rights or obligations hereunder, in whole or in part, to any third party without the prior written consent of the other Parties. Any (attempted) assignment or transfer in violation of this Section 11.1 shall be void.

11.2.	Änderungen und Verzicht Amendments and Waiver

Änderungen und Ergänzungen dieses Fusionsvertrages bedürfen zu ihrer Gültigkeit der Schriftform sowie des unterschriftlichen Einverständnisses aller Parteien. Der Verzicht einer Partei auf eine Bestimmung dieses Fusionsvertrags oder Rechte gemäss diesem Fusionsvertrag muss schriftlich erfolgen. Eine Änderung der Bestimmungen dieses Artikels 11.2 bedarf ihrerseits zu ihrer Gültigkeit einer schriftlichen Vereinbarung.

Fusionsvertrag Merger Agreement

This Merger Agreement may only be modified or amended by a document signed by all Parties. Any waiver by a Party of any provision or of any rights under this Merger Agreement shall not be valid unless given in a document signed by such Party. Any changes to the provisions of this Section 11.2 shall also not be valid unless documented in writing.

11.3.	Kosten und Steuern Costs and Taxes

Jede Partei trägt ihre eigenen Kosten im Zusammenhang mit dem Entwurf, der Verhandlung, dem Abschluss und dem Vollzug dieses Fusionsvertrages und dem Vollzug der in diesem Fusionsvertrag vorgesehenen Transaktionen selbst.

Each Party shall bear its own costs in connection with the drafting, negotiation and the execution of this Merger Agreement and the completion of the transactions contemplated in this Merger Agreement.

Im Zusammenhang mit diesem Fusionsvertrag und im Zusammenhang mit den in diesem Fusionsvertrag vorgesehenen Transaktionen erhobene Steuern trägt der jeweilige gesetzliche Schuldner.

Taxes levied in connection with this Merger Agreement or the transactions contemplated hereunder shall be paid by the Party owing such taxes pursuant to applicable law.

11.4.	Teilungültigkeit Severability

Falls eine oder mehrere Bestimmungen dieses Fusionsvertrages aus irgendeinem Grund ungültig, widerrechtlich oder nicht vollstreckbar sein sollte(n), berührt dies die übrigen Bestimmungen dieses Fusionsvertrages nicht. In diesem Fall werden sich die Parteien auf (eine) gültige, rechtskonforme und vollstreckbare Bestimmung(en) einigen, die den Absichten der Parteien in Bezug auf die ungültige(n), widerrechtliche(n) oder nicht vollstreckbare(n) Bestimmung(en) möglichst nahe kommt (kommen), und werden die ungültige(n), widerrechtliche(n) oder nicht vollstreckbare(n) Bestimmung(en) durch diese ersetzen.

Fusionsvertrag Merger Agreement

If any provision of this Merger Agreement shall be held to be invalid, illegal or unenforceable for any reason, such invalidity, illegality or unenforceability shall not affect any of the other provisions of this Merger Agreement. In such a case, the Parties shall negotiate and agree on a substitute provision that best reflects the intentions of the Parties with respect to the invalid, illegal or unenforceable provision, without being invalid, illegal or unenforceable.

11.5.	Beendigung Termination

Die Parteien können bis zur Genehmigung dieses Fusionsvertrages durch die Generalversammlungen der Übertragenden Gesellschaft und der Übernehmenden Gesellschaft diesen Fusionsvertrag jederzeit durch gegenseitige Übereinkunft aufheben. Soll die Fusion nach Massgabe von Artikel 9.3 nicht vollzogen werden, gilt der Fusionsvertrag als beendet.

The Parties shall be entitled to terminate this Merger Agreement by mutual consent anytime until the approval of this Merger Agreement by the general meetings of the Transferring Company and the Surviving Company. The Merger Agreement shall be deemed terminated in the event that the Merger will not be consummated as per Section 9.3.

Dieser Fusionsvertrag wird automatisch beendet, wenn die Generalversammlung der Übernehmenden Gesellschaft oder der Übertragenden Gesellschaft diesen Fusionsvertrag nicht bis spätestens am 31. März 2018 genehmigt.

This Merger Agreement shall be automatically terminated if the general meeting of the Surviving Company or of the Transferring Company does not approve this Merger Agreement by 31 March 2018.

11.6.	Anhänge Annexes

Folgender Anhang bildet einen integrierenden Bestandteil dieses Fusionsvertrages:

Anhang 2.1: Geprüfte Fusionsbilanz der Übertragenden Gesellschaft per 30. September 2017.

Fusionsvertrag Merger Agreement

The following annex shall form an integral part of this Merger Agreement:

Annex 2.1: Audited merger balance sheet of the Transferring Company as of 30 September 2017.

11.7.	Anwendbares Recht und Gerichtsstandsklausel Applicable Law and Jurisdiction

Dieser Fusionsvertrag untersteht in allen Teilen schweizerischem materiellem Recht (unter Ausschluss der Bestimmungen der Wiener Konvention über den Internationalen Warenkauf vom 11. April 1980).

This Merger Agreement shall be governed by and construed in accordance with the substantive laws of Switzerland (to the exclusion of the Vienna Convention on the International Sale of Goods dated 11 April 1980).

Für sämtliche Streitigkeiten aus oder im Zusammenhang mit diesem Fusionsvertrag sind die für die Stadt Zug, Schweiz, zuständigen Gerichte ausschliesslich zuständig.

Any dispute arising out or in connection with this Merger Agreement shall be exclusively referred to the courts competent for the City of Zug, Switzerland.

12.	Gültigkeit und Inkrafttreten des Fusionsvertrages Validity and Effectiveness of Merger Agreement

Dieser Fusionsvertrag tritt mit seiner Unterzeichnung in Kraft, untersteht jedoch den Bedingungen gemäss Artikel 9.

This Merger Agreement shall be effective upon signing, is subject, however, to the conditions of Section 9.

13.	Vollzug / Vorbehalt Eintragung Consummation / Qualification for Filing

Dieser Fusionsvertrag (und damit die Fusion) gilt als vollzogen, sobald die entsprechenden Handelsregistereintragungen erfolgt sind. Betreffend Vollzug der Fusion wird zudem auf Artikel 9.3 verwiesen.

Fusionsvertrag Merger Agreement

This Merger Agreement (and with it the Merger) shall be considered to have been consummated as soon as the respective registrations in the Commercial Register have been made. See also Section 9.3 in connection with the consummation of the Merger.

14.	Sprache Language

Im Falle von Widersprüchen zwischen der deutschen und der englischen Version dieses Fusionsvertrages geht die deutsche Version vor.

In case of discrepancies between the German and the English version in this Merger Agreement, the German version shall prevail.

[Unterschriften auf der nächsten Seite]

[Signatures on next page]

Fusionsvertrag Merger Agreement

Unterschriften
Signatures

Übertragende Gesellschaft	Auris Medical Holding AG
Transferring Company

Zug, 9 February 2018
Ort, Datum	Thomas Meyer
Place, Date	Chairman & Chief Executive Officer

Zug, 9 February 2018
Ort, Datum	Hernan Levett
Place, Date	Chief Financial Officer

Übernehmende Gesellschaft	Auris Medical NewCo Holding AG
Surviving Company

Zug, 9 February 2018
Ort, Datum	Thomas Meyer
Chairman
Zug, 9 February 2018
Ort, Datum	Raoul Dias
Place, Date	Authorized Signatory

Fusionsvertrag Merger Agreement

Anhang 2.1 – Geprüfte Fusionsbilanz der Übertragenden Gesellschaft per 30. September 2017
Annex 2.1 – Audited Merger balance sheet of Transferring Company as of 30 September 2017

[Separates Dokument]

[separate document]

Anhang 2.1 Annex 2.1